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                          EASYLINK SERVICES CORPORATION
                              33 KNIGHTSBRIDGE ROAD
                          PISCATAWAY, NEW JERSEY 08854

                                                                   June 22, 2007

VIA EDGAR AND FACSIMILE (202-772-9209)

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention:    Mr. Michael McTiernan, Special Counsel
              Mr. David H. Roberts

         RE:  EASYLINK SERVICES CORPORATION
              PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
              REGISTRATION NO. 0-26371
              FILED ON JUNE 8, 2007

Dear Sirs:

         On behalf of EasyLink Services Corporation ("EasyLink"), this letter is being transmitted in response to a comment received from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") by letter dated June 21, 2007 with respect to EasyLink's preliminary proxy statement filed on June 8, 2007. For the Staff's convenience, the Staff's comment has been incorporated into this response letter.

COMMENT:

1. You state on page 44 of the proxy statement that the total amount of funds required to complete the merger and the related transactions, including repaying your existing debt and payment of fees and expenses in connection with the merger, is anticipated to be approximately $67,000,000. You also state that ICC has entered into a securities purchase agreement with certain accredited investors to which ICC will issue certain securities at a purchase price between $50,000,000 and $60,000,000. Given that it does not appear that the funding for this transaction is guaranteed, please provide us with an analysis as to why you did not include ICC's financial statements in the proxy statement or revise the proxy to include ICC's financial statements. Refer to Instruction 2 to Item 14 of Schedule 14A.

RESPONSE:

         We note that Instruction 2 to Item 14 of Schedule 14A provides that the information required by paragraph (c)(1) of Item 14 of Schedule 14A for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured). For the reasons set forth below, we believe that the information contemplated by paragraph (c)(1) of Item 14 of Schedule 14A is not material to an informed voting decision of EasyLink's stockholders.
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              First and most importantly, we believe that ICC's financing of the proposed merger is assured within the meaning of the rules. As referenced on page 44 of the preliminary proxy statement, ICC has entered into a definitive securities purchase agreement with certain accredited institutional investors for $60,000,000 of the merger consideration, and ICC'S latest Form 10-Q filed with the Commission on June 5, 2007 references that ICC had over $7,000,000 of cash and cash equivalents as of April 30, 2007. In addition, ICC has informed
         EasyLink that ICC is willing to certify to the Staff, upon request, that ICC has sufficient cash on hand to pay for the remainder of the merger consideration. Consummation of funding pursuant to the securities purchase agreement is subject only to customary closing conditions, and therefore financing for all practical purposes is assured.
           In addition, ICC's obligation to EasyLink to consummate the merger is not contingent on obtaining financing. Even in the unlikely event that ICC were not able to obtain the requisite financing, ICC nonetheless would remain contractually obligated to consummate the merger assuming all other conditions to consummation of the merger have been satisfied. If ICC were not to so consummate the merger, then EasyLink would have legal claims (including, without limitation, for breach of contract) under the merger agreement.

         In the course of reviewing the Staff's comment, we noticed that the first sentence under the heading "Financing" on page 44 of the preliminary proxy statement, which states that "ICC's obligations to complete the merger are subject to a bank financing condition", would be more correctly stated as "ICC's obligations to complete the merger are subject to the approval of ICC's stockholders in connection with the bank financing for the merger". As discussed throughout the preliminary proxy statement, including in the third bullet point on page 60 of the preliminary proxy statement under the heading "Conditions to the Merger", ICC's stockholder approval in respect of the issuance of ICC common stock relates to the referenced bank financing, but consummation of the bank financing itself is not a condition to ICC's obligations to consummate the merger. Assuming that the Staff concurs in our analysis, we will make this revision in the definitive proxy statement.

         Finally, since ICC is funding most of the merger consideration from the accredited investors mentioned above, the information contemplated by paragraph (c)(1) of Item 14 of Schedule 14A (which would include financial information about ICC) seems largely irrelevant to EasyLink's stockholders in evaluating how to vote on the merger.

         We therefore respectfully assert to the Staff that the information contemplated by paragraph (c)(1) of Item 14 of Schedule 14A is not material to an informed voting decision of EasyLink's stockholders and therefore is not required to be included in EasyLink's proxy statement.

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         In addition to the responses above, EasyLink acknowledges that:

         - the adequacy and accuracy of the disclosure in the preliminary proxy statement and definitive proxy statement is the responsibility of EasyLink;

         - EasyLink acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing; and

         - EasyLink also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please note that we are hoping to file and mail definitive proxy materials as soon as practicable and that, accordingly, we request the Staff's prompt response to this letter and thank you in advance for your assistance.

         Questions or comments regarding any matters with respect to the proxy statement may be directed to our attorney, Ms. Kathy E. Herman, at 732-652-3789. Comments can also be sent via facsimile at 732-652-3810.

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                                             Very truly yours,

                                             EASYLINK SERVICES CORPORATION






                                             By:  /s/ Thomas F. Murawski
                                                  -----------------------------
                                                  Name:  Thomas F. Murawski
                                                  Title: Chairman, President and
                                                         Chief Executive Officer

cc:  Ms. Kathy E. Herman (EasyLink Services Corporation)
     Mr. Ronald A. Fleming, Jr. (Pillsbury Winthrop Shaw Pittman LLP)





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